SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                          SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to Section
          14(d)(4) of the Securities Exchange Act of 1934


                  OXFORD RESIDENTIAL PROPERTIES I
                        LIMITED PARTNERSHIP
                     (Name of Subject Company)


        Oxford Residential Properties I Limited Partnership
              (Name(s) of Person(s) Filing Statement)


                          Assignee Units
                  (Title of Class of Securities)

                          Not Applicable
               (CUSIP Number of Class of Securities)


                          Marc B. Abrams
                       7200 Wisconsin Avenue
                            Suite 1100
                     Bethesda, Maryland  20814
                          (301) 654-3100

              (Name, address and telephone number of
               persons authorized to receive notices
                and communications on behalf of the
                     persons filing statement)


                          With a copy to:

                      Robert B. Robbins, Esq.
                  Shaw Pittman Potts & Trowbridge
                        2300 N Street, N.W.
                      Washington, D.C.  20037
















Item 1.        Security and Subject Company

     This  Schedule  14D-9  (the  "Statement")  relates   to
assignee units of limited partnership (the "Units") of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Partnership"). The Partnership is the subject company. Oxford Residential Properties I Corporation, a Maryland corporation, is the managing general partner (the "Managing General Partner") of the Partnership. The address of the principal executive offices of the Partnership and of the Managing General
Partner  is  7200  Wisconsin Avenue, Suite  1100,  Bethesda,
Maryland  20814.


Item 2.        Tender Offer of the Bidder

     The tender offer to which this Statement relates was disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated March 2, 1999, filed by MacKenzie Patterson Special Fund, L.P., MacKenzie Specified Income Fund, L.P., MacKenzie Fund VI, L.P., Accelerated High Yield Institutional Investors, L.P., Previously Owned Partnerships Income Fund II, L.P., MP Income Fund 12, LLC, MP Income Fund 14, LLC, and Cal-Kan, Inc. (collectively, the "Purchaser"), to purchase up to 2,425 Units at a price of $550 per Unit, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 2, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The address of the Purchaser is C. E. Patterson, MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556.


Item 3.   Identity and Background

     (a) The name and address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b)  None.


Item 4.   The Solicitation or Recommendation

     (a) Position of the Managing General Partner. The Managing General Partner, on behalf of the Partnership, is recommending that holders of Units (the "Unitholders") reject the Offer. The Managing General Partner's position is being provided to Unitholders in a letter from the Partnership, which is anticipated to be mailed to all Unitholders on or about March 15, 1999.

     (b)  Reasons for the Managing General Partner's Position.


     The reasons for the Managing General Partners' Position are set forth in its letter which is anticipated to be mailed to all Unitholders on or about March 15, 1999, a copy of which is attached hereto as Exhibit 9(a), which is incorporated herein by reference.


Item 5.   Persons Retained, Employed or to Be Compensated

     ORP has asked its transfer agent, MMS Escrow & Transfer Agency, Inc., to answer routine telephone inquiries from Unitholders in connection with the Offer and the Managing General Partner's response to the Offer. The transfer agent will not make solicitations and is authorized to describe only the written recommendations of the Managing General Partner. The transfer agent will receive no compensation for this service, apart from the compensation otherwise received by the transfer agent for the services it regularly performs as transfer agent.


Item 6.   Recent Transactions and Intent with Respect to
          Securities

     (a)  During   1998,   0RP  purchased  234  Units   from
Unitholders at a prices ranging from $425 to $500 per share.
Since January 1, 1999, ORP has purchased a total of 53 Units at prices ranging from $500 to $550 per share.

     (b)  To the  extent  known  by the   Managing   General
Partner, neither the Partnership nor any executive officer, director, affiliate or subsidiary intend to tender to the Purchaser.


Item 7.   Certain  Negotiations  and  Transactions  of   the
          Subject Company

     (a) The Partnership has not engaged in any negotiation in response to the Offer that relates to or would result in:
(i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

     (b) There are no transactions, Managing General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a).



Item 8.   Additional Information to Be Furnished

           None


Item 9.   Materials to Be Filed as Exhibits

     (a)  Letter to Unitholders.

     (b)  Not applicable.

     (c)  Not applicable.





















































                             SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 15, 1999

                           OXFORD RESIDENTIAL PROPERTIES I
                           LIMITED PARTNERSHIP

                           By:Oxford Residential Properties I
                              Corporation,
                              Managing General Partner


                           By:/s/ Marc B. Abrams
                              --------------------------------
                              Marc B. Abrams,
                              Senior Vice President



































                           EXHIBIT INDEX

Exhibit No.          Description

    (a)         Letter to Unitholders





















































                            EXHIBIT (a)




                              March 12, 1999


To Assignee Unit Holders:

   We are writing regarding a recent offer made by parties who are not affiliated with Oxford Residential Properties I Limited Partnership ("ORP") to purchase up to 2,425 Assignee Units ("Units"). ORP's Managing General Partner recommends that you REJECT this offer since, among other things, the offer price represents a substantial discount to the net asset value of the Units. The basis for the Managing General Partner's recommendation is set forth in the attached communication.

   If, after reviewing this letter and attachment, you wish to sell your Units, you should consider your alternatives. In this regard, you may wish to call Oxford Investor Services at 248-614-4550, either to make an offer to ORP to purchase or redeem your Units or to obtain a list of companies that engage in secondary market transactions. While the Managing General Partner will consider, on behalf of ORP, offers made by Unit Holders, this is not an offer to purchase Units.

   Please contact our Investor Services Group at the number shown above if you have any questions.

                    Very truly yours,

                    Oxford Residential Properties I Limited
                    Partnership

                    By:  Oxford Residential Properties I
                         Corporation,
                         Managing General Partner



                    By:/s/ Robert B. Downing
                       -------------------------------------
                       Robert B. Downing,
                       Executive Vice President

Enclosure













                                                    March 12, 1999

                        To All Unit Holders
                                of
    Oxford Residential Properties I Limited Partnership ("ORP")

  On March 2, 1999, a group of bidders (the "MacKenzie Group") announced an offer to purchase up to 2,425 units of ORP at a price of $550 per assignee unit of limited partnership ("Unit"), less certain distributions. The MacKenzie Group has no affiliation with ORP or its Managing General Partner. The offer was made without prior notice to, or consultation with, the Managing General Partner of ORP. It was recently mailed to you by ORP's transfer agent as required by applicable SEC rules.

   For the reasons indicated below, the Managing General Partner recommends that you retain your Units and REJECT the MacKenzie Group's offer. We believe that you will realize a better return on your investment by holding your Units as their distributions and value increase. If, after reviewing this letter, you wish to sell your Units, you should consider your alternatives. In this regard, you may wish to call Oxford Investor Services at 248-614-4550, either to make an offer to ORP to purchase or redeem your Units or to obtain a list of companies that engage in secondary market transactions. While the Managing General Partner will consider, on behalf of ORP, offers made by Unit Holders, this is not an offer to purchase Units. See "Purchase of Units by ORP."

  The MacKenzie Group has made two prior tender offers for ORP Units at lower prices. Each time a new offer is made, the price is increased significantly. Their first offer, which commenced on April 4, 1995, was at $260 per Unit, and on July 28, 1998, they commenced a second offer at $425 per Unit. During the course of each offer, the MacKenzie Group increased the offer price several times. These actions demonstrate that the prices offered by the MacKenzie Group from time to time have not represented the fair value of the Units.

  The Managing General Partner and its affiliates currently own approximately 21% of the Units. The Managing General Partner considers the MacKenzie Group's offer price to be inadequate for its own Units, and recommends that other Unit Holders reject the offer.

  After a careful review, ORP's Managing General Partner strongly recommends that you REJECT the MacKenzie Group offer, for the following reasons:

  The MacKenzie Offer Price Is Inadequate

   The Managing General Partner believes that the MacKenzie Group's offer price of $550 per Unit represents a substantial discount to net asset value per Unit. An independent valuation firm recently estimated the net asset value per Unit to be $839, or approximately 53% higher than the MacKenzie Group's offer price. See "The Price is Inadequate," below.


  Future Transactions May Improve ORP's Value and Liquidity

   The value of the properties and the Units has increased significantly in recent years. The Managing General Partner expects to capture this increased value with a future refinancing and/or liquidity transaction, as the existing mortgage debt becomes prepayable and the prepayment penalties decline to relatively small amounts during the next 2-3 years. (See "Future Transactions May Improve ORP's Value and Liquidity," below.)

  The MacKenzie Offer Price is Inadequate

  The Managing General Partner believes that Unit Holders will realize a better return on their investment by holding their Units rather than selling them, particularly at $550 per share. Based on its real estate experience, including knowledge of the real estate markets in which ORP's properties are located and recent improvements in the operating performance of the properties, the Managing General Partner believes that the net value of ORP's assets, on a per Unit basis, is significantly higher than $550. This belief is based on the most recently-reported net operating income of ORP's properties (less a replacement reserve for capital improvements), divided by capitalization rates that the Managing General Partner believes currently are consistent with those applicable to properties of quality, age and location comparable to those in ORP's portfolio.

  The Managing General Partner's views are based on its own estimates as to the value of ORP's assets, and do not represent a judgment as to the market value of the Units themselves. Like most owners of real estate partnerships, ORP does not engage in annual valuations of its assets because of the expense of annual appraisals, and, more importantly, because there is no business need for such valuations, except in the context of periodic refinancings of ORP's debt. Accordingly, the Managing General Partner has not prepared or ordered an appraisal or valuation of the properties or the Units, nor has it published a specific net asset value per Unit for ORP.

  The Valuations Group, an independent valuation firm, has estimated the net asset value per Unit of ORP to be $839 as of
September 30, 1998, which value was calculated using ORP's financial statements reported in its SEC Form 10-Q filed for the period ended September 30, 1998. According to The Valuations Group, the estimated net asset value per Unit is the net cash proceeds that would be available for distribution to Unit Holders on a per-Unit basis, assuming all assets were sold and all liabilities retired. This value is only an estimate and does not necessarily represent the prices that would be obtained in the event all of ORP's properties were sold and its assets liquidated. We reference this valuation not to endorse the valuation conclusion or the underlying methodology used to reach such conclusion, but to inform you that an independent firm has placed an estimated net asset value on the Units that is substantially higher than the MacKenzie Group's offer price of $550 per Unit.

  There  are  several  independent firms that  will,  for  a  fee, prepare valuation reports that provide estimates of the fair market value of a non-controlling, minority interest in a partnership. We can provide you with the names of some of these firms if you are interested in obtaining such a report. As is the case with most appraisals, the values reflected in these reports are based on numerous assumptions, some or all of which may not materialize.

  You should also be aware that, in the unlikely event that more than 2,425 Units are tendered to the MacKenzie Group in connection with their recent offer, tendering Unit Holders would be able to sell only a portion of their tendered Units and may be left holding a fraction of their current ownership.

  Future Transactions May Improve ORP's Value and Liquidity

  ORP's financial condition and operating results have continued to improve due to improvements in the performance of its properties. The aggregate net operating income before debt service and refurbishment expenses ("NOI") of the four properties in ORP's portfolio increased by $283,000, or 10%, for the quarter ended September 30, 1998, compared with the same period in 1997, and by $207,000, or 5.7%, for the year ended December 31, 1997 compared to 1996 operating results.

  As a result of these improvements in operations, the value of these properties has increased in recent years, as has the properties' ability to support higher levels of mortgage debt. The timing of any refinancing of ORP's mortgage debt, however, needs to be carefully planned for several reasons. First, in order to prepay the existing mortgage debt, a prepayment penalty may be incurred. Second, we wish to ensure that the recent improvements in operating performance are fully reflected in any valuation undertaken in connection with any such refinancing.

  ORP expects a refinancing of its existing mortgage debt to become increasingly attractive in the near future as the prepayment penalties decrease to very small amounts over the next two years. We anticipate that any such refinancing may create the opportunity for ORP to distribute significant net refinancing proceeds to ORP's Unit Holders, which for most Unit Holders should be tax-deferred. Based on current interest rates and estimated property values, the amount of this distribution could potentially exceed the $550 per Unit offered by the MacKenzie Group. In addition, in contrast to a sale or redemption, Unit Holders who benefited from such a refinancing would continue to receive semi-annual distributions of cash flow from ORP's operations after such a refinancing and ORP would continue to own all of its properties. Over the last two years, ORP has doubled the amount of its distribution paid to Unit Holders.

  Alternatively, a refinancing in which ORP did not increase the amount of its mortgage debt may offer ORP the opportunity to lower the cost of its debt and to increase its cash flow and distributions. This, in turn, may permit ORP to increase the liquidity of its Units through the use of a publicly traded vehicle such as a real estate investment trust. The value and liquidity of the Units could also be enhanced through a listing of the Units on a national stock exchange.

  The Managing General Partner is not currently engaged in any negotiations regarding any such refinancing or other liquidity transaction. While there can be no assurance that any such refinancing or other transaction will occur, the Managing General Partner believes that the prospects for a refinancing or other transaction are good and, therefore, Unit Holders should be able to realize a value for their Units in excess of the $550 offer price. For these reasons, the Managing General Partner cannot recommend a sale at this time.

  Purchases of Units by ORP

  The Managing General Partner recommends that Unit Holders retain their Units, rather than sell them at the $550 offer price. However, as previously reported, ORP has indicated that it will consider offers from Unit Holders who wish to sell their Units, despite the Managing General Partner's recommendation that they not sell.

  The Managing General Partner believes that purchases at appropriate prices of Units offered by Unit Holders benefit ORP. First, such purchases provide those investors who desire to sell all or a portion of their investment in ORP (despite the Managing General Partner's recommendation that they not sell their Units) with an opportunity to do so. Second, these purchases provide long-term benefits to the remaining Unit Holders.

  All Units purchased by ORP are retired; they are not being acquired for anyone's investment account. The Managing General Partner believes that retiring Units purchased by ORP benefits remaining Unit Holders by reducing the aggregate number of Units outstanding at a price that is substantially less than the net asset value of these Units.

  ORP does not itself set a price at which Units will be purchased, and makes no representation that the offers it accepts reflect prevailing market prices. In making its determination as to what offers to accept, ORP's Managing General Partner gives consideration to prevailing secondary market prices. This means that ORP will not accept offers it believes are too high in relation to prevailing secondary market prices, or in relation to other factors. It is not a representation that any offers accepted by ORP reflect prevailing secondary market prices.
Secondary market prices, and therefore the prices that may be accepted by ORP, are likely to vary and may, in the future, be more or less than any offer currently accepted by ORP or the price offered by the MacKenzie Group.

  ORP has acquired a total of 1,676 Units since July 1995, including 234 Units acquired during 1998 at prices ranging from $425 - $505 per Unit, and 53 Units acquired in 1999 at prices ranging from $500 - $550 per Unit. ORP anticipates that the aggregate consideration for purchases made while the MacKenzie Group offer is outstanding will not exceed $66,000, which ORP will fund from its working capital.

  The Managing General Partner wishes to emphasize that it does not recommend that Unit Holders sell their Units at any prices at which the MacKenzie Group or ORP has purchased Units. The Managing General Partner has made the decision to purchase Units from Unit Holders at these prices because the Unit Holders, without being solicited to do so, decided that they wished to sell their Units, and because it was in the best interests of ORP to buy the Units at the prices offered to ORP. The fact that ORP has purchased Units at the prices indicated above does not mean that the Managing General Partner recommends that other Unit Holders sell at these prices.

  Sales on the Informal Secondary Market

  As we also indicated, you may wish to investigate the prices that may be offered for Units in the informal secondary market. Upon request, we will provide you with a list of companies that engage in secondary market transactions. Please be aware that the informal secondary market in which Units are intermittently transferred is not a liquid or efficient market. The prices that may be offered may be more or less than the MacKenzie Group's offer price or any offer accepted by ORP, and are not necessarily indicative of the fair value of the Units. You also should be aware that sales in the secondary market are likely to include material transaction costs which would reduce the net proceeds that a Unit Holder would receive in such a transaction. If you make inquiries regarding prices available in the secondary market, you should thoroughly investigate the terms of and costs of any transaction before you proceed. The amounts paid by ORP and the MacKenzie Group are not reduced by these transaction costs.

  How to Evaluate Your Options

  The Managing General Partner approved an increase in ORP's semi-annual distribution, payable on August 28, 1998, from $10 per Unit to $15 per Unit, a fifty (50%) percent increase. A distribution of $15 per Unit was paid on March 1, 1999. Based on the $550 offer price, ORP's current distribution level equates on an annualized pre-tax basis to approximately a 5.5% current, cash-on-cash yield.

  In determining whether or not to sell your Units, you may wish to consider the feasibility of using the net proceeds of any such sale to acquire another investment that generates a current annualized yield of at least 5.5%, all or a portion of which may be sheltered from current income tax depending on your individual tax situation, and that has the potential for appreciation in value. In this regard, it should be noted that ORP's distributions are not guaranteed, and may decline in the event of unforeseen circumstances, but also that ORP's distributions may increase if the performance of ORP's properties continues to improve.